WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

02034868

June 4, 2002

SUPPL

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of an announcement released to the London Stock Exchange on May 24, 2002.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of the announcement and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: ______________
David H. Wollmuth
Authorized Representative

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 05 2002
WASH. D.C. 155

MARKS &
SPENCER

Marks and Spencer Group p.l.c.
Michael House
Baker Street
London W1U 8EP

Tel: 020 7935 4422
www.marksandspencer.com

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington DC 20549
USA

Date 24 May 2002

Dear Sirs

12g3-2(b) Exemption : Marks and Spencer p.l.c. : United Kingdom : 18 December 1987

The enclosed information is being supplied as follow up for our existing exemption.

Yours faithfully

pp. Graham Oakley
Company Secretary

Registered Office:
Michael House
Baker Street
London W1U 8EP
Registered No. 4256886
(England and Wales)

MARKS & SPENCER

Marks and Spencer Group p.l.c.
Michael House
Baker Street
London W1U 8EP
Tel: 020 7935 4422
www.marksandspencer.com

24 May 2002

DIRECTORS SHAREHOLDINGS

The Company has been informed today that on 23 May 2002:

- In accordance with the terms of his service contract Luc Vandevelde has invested half of his annual bonus in the Company's shares and accordingly has acquired 175,679 shares at a price of 386.5p.

  Mr Vandevelde's total shareholding following this transaction now stands at 829,839 ordinary shares and 808,080 B shares.

- David Norgrove has exercised an executive option granted on 24 May 1992, which was due to expire. The option was granted at a price of 329p. 22,176 shares were acquired and subsequently sold at 387.9p.

  Mr Norgrove's total shareholding following this transaction stands at 19,697 ordinary shares and 19,849 B shares.

ENDS

Contacts:

Liz Hinds Tel: 020 7268 4547

Pat Beard Tel: 020 7268 6499

Registered Office:
Michael House
Baker Street
London W1U 8EP
Registered No. 4256886
(England and Wales)